Exhibit 99.3

Tsakos Energy Navigation Online Go to www.investorvote.com/TNP or scan the QR code — login details are located in the shaded bar below. Votes submitted electronically must be received by 11:59 p.m., Eastern Time, on May 27, 2020 Shareholder Meeting Notice 1234 5678 9012 345 Important Notice Regarding the Availability of Proxy Materials for Tsakos Energy Navigation Limited Shareholder Meeting to be Held on May 28, 2020. Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the annual shareholders’ meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important! This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The 2020 Proxy Statement and audited consolidated financial statements for the year ended December 31, 2019, are available at: www.investorvote.com/TNP Easy Online Access — View your proxy materials and vote. Step 1: Go to www.investorvote.com/TNP Step 2: Click on the icon on the right to view meeting materials. Step 3: Return to the investorvote.com window and follow the instructions on the screen to log in. Step 4: Make your selections as instructed on each screen for your delivery preferences. Step 5: Vote your shares. go online, you can also help the environment by consenting to receive electronic delivery of future materials. Obtaining a Copy of the Proxy Materials – If you want to receive a copy of the proxy materials, you must request one. There is no charge to you for requesting a copy. Please make your request as instructed on the reverse side on or before May 18, 2020 to facilitate timely delivery.

Shareholder Meeting Notice Tsakos Energy Navigation Limited Annual Meeting of Shareholders will be held on May 28, 2020 at 367 Syngrou Avenue 17564 P. Faliro, Athens, Greece at 3:00 p.m. Greek Local Time. Proposals to be voted on at the meeting are listed below along with the Board of Directors’ recommendations. The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposals 2-5: 1. to re-elect two directors who retire by rotation 01 - Michael G. Jolliffe 02 - Nicholas F. Tommasino 2. to receive and consider the Company’s 2019 audited financial statements 3. to appoint Ernst & Young (Hellas), Certified Auditors-Accountants S.A. (Ernst & Young (Hellas)), Athens, Greece, as auditors of the Company for the fiscal year ending December 31, 2020 and to authorize the Audit Committee of the Board of Directors to set their remuneration 4. to approve the directors’ remuneration 5. to approve the resolution set out below: RESOLVED, to approve a reverse share split (the “Reverse Share Split”) of the 175,000,000 authorized Common Shares, $1.00 par value per share, of Tsakos Energy Navigation Limited whereby each five (5) Common Shares will be consolidated into and become one (1) Common Share, $5.00 par value per share, subject to the payment of cash in lieu of fractional Common Shares; with such Reverse Share Split to be effective as of the open of business on June 1, 2020. PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must go online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you. Here’s how to order a copy of the proxy materials and select delivery preferences: Current and future delivery requests can be submitted using the options below. If you request an email copy, you will receive an email with a link to the current meeting materials. PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a copy of the proxy materials. — Internet – Go to www.investorvote.com/TNP. — Phone – Call us free of charge at 1-866-641-4276. — Email – Send an email to investorvote@computershare.com with “Proxy Materials Tsakos Energy Navigation Limited” in the subject line. Include your full name and address, plus the number located in the shaded bar on the reverse side, and state that you want a paper copy of the meeting materials. To facilitate timely delivery, requests for a paper copy of proxy materials must be received by May 18, 2020 authority to vote FOR the election of the Board of Directors and FOR items 2-5. In his discretion, the Proxy is authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side) C Non-Voting Items Change of Address — Please print new address below. Comments — Please print your comments below.